# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Charlie's Holdings, Inc., CIK 0001134765
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1007 Brioso Drive, Costa Mesa, California (CA), 92627
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001481867

## Reporting persons
- Iroquois Capital Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,024,315; sole dispositive power 0; shared dispositive power 2,024,315; aggregate amount beneficially owned 2,024,315 (0.8% of the class)
- Iroquois Master Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,024,315; sole dispositive power 0; shared dispositive power 2,024,315; aggregate amount beneficially owned 2,024,315 (0.8% of the class)
- Iroquois Capital Investment Group LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 10,052,158; sole dispositive power 0; shared dispositive power 10,052,158; aggregate amount beneficially owned 10,052,158 (4% of the class)
- Kensington Investment Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,000; sole dispositive power 0; shared dispositive power 2,000; aggregate amount beneficially owned 2,000 (0.001% of the class)
- Richard Abbe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,078,473; sole dispositive power 0; shared dispositive power 12,078,473; aggregate amount beneficially owned 12,078,473 (4.8% of the class)
- Kimberly Page: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,024,315; sole dispositive power 0; shared dispositive power 2,024,315; aggregate amount beneficially owned 2,024,315 (0.8% of the class)

## Item 1. Issuer
Name of issuer: Charlie's Holdings, Inc.
Address of issuer's principal executive offices: 1007 Brioso Drive, Costa Mesa, CA 92627

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Iroquois Capital Management L.L.C. ("Iroquois Capital")
Iroquois Master Fund Ltd. ("Iroquois Master Fund")
Iroquois Capital Investment Group LLC ("ICIG")
Kensington Investment Partners LLC ("Kensington")
Richard Abbe
Kimberly Page
Address of principal business office or, if none, residence: The address for each of the Reporting Persons is 2 Overhill Road, Scarsdale, NY 10583
Citizenship: Iroquois Master Fund is organized in the Cayman Islands. Mr. Abbe and Ms. Page are citizens of the United States of America. Each of the other Reporting Persons is organized under the laws of the state of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference to this Item 4.

The ownership information presented below represents beneficial ownership of shares of Common Stock of the Issuer by the Reporting Persons as of March 31, 2025, based upon 249,565,388 shares of Common Stock outstanding as of November 19, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 19, 2024.

The amounts reported herein consist of (a) 10,052,158 shares of Common Stock held of record by ICIG, (b) 2,024,315 shares of Common Stock held of record by Iroquois Master Fund, and (c) 2,000 shares of Common Stock held of record by Kensington.

Mr. Abbe is the President of Iroquois Capital, which is the investment advisor for Iroquois Master Fund. Mr. Abbe and Ms. Page are the directors of Iroquois Master Fund. As such, each of Mr. Abbe and Ms. Page may be deemed to share beneficial ownership of the securities beneficially owned by Iroquois Master Fund. Mr. Abbe is also the manager of each of ICIG and Kensington. As such, Mr. Abbe may also be deemed to share beneficial ownership of the securities held by ICIG and Kensington.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.
Percent of class: See Item 11 of each of the cover pages hereto
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Iroquois Capital Management L.L.C.: /s/ Richard Abbe, Richard Abbe/President (05/14/2025)
- Iroquois Master Fund Ltd.: /s/ Richard Abbe, Richard Abbe/Director (05/14/2025)
- Iroquois Capital Investment Group LLC: /s/ Richard Abbe, Richard Abbe/Manager (05/14/2025)
- Kensington Investment Partners LLC: /s/ Richard Abbe, Richard Abbe/Manager (05/14/2025)
- Richard Abbe: /s/ Richard Abbe, Richard Abbe (05/14/2025)
- Kimberly Page: /s/ Kimberly Page, Kimberly Page (05/14/2025)